UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12 )*

Patriot Coal Corporation
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
70336T 10 4
(CUSIP Number)
John A. Tisdale, Esq.
General Counsel
ArcLight Capital Holdings, LLC
200 Clarendon Street, 55th Floor
Boston, MA 02117
Telephone: (617) 531-6300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 1, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	70336T 10 4

1	NAMES OF REPORTING PERSONS 2006 Co-Investment Portfolio, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	70336T 10 4

1	NAMES OF REPORTING PERSONS StepStone Capital Partners II Onshore, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	70336T 10 4

1	NAMES OF REPORTING PERSONS StepStone Capital Partners II Cayman Holdings, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	70336T 10 4

1	NAMES OF REPORTING PERSONS StepStone Co-Investment Funds GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN; OO (Investment Manager)

CUSIP No.	70336T 10 4

1	NAMES OF REPORTING PERSONS StepStone Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN; IA

Item 2. Identity and Background
This Amendment No. 12 (the “Amendment”) relates to shares of Common Stock of Patriot Coal Corporation (the “Issuer”). This Amendment to the Schedule 13D filed on August 1, 2008 (File No. 005-83427), as amended on August 18, 2008, January 21, 2009, February 11, 2010, March 8, 2010, March 12, 2010, March 18, 2010, June 17, 2010, October 6, 2010, December 21, 2010, January 10, 2011 and January 18, 2011 (the “Schedule 13D”) is being filed by the following persons to amend and supplement the Items set forth below: 2006 Co-Investment Portfolio, L.P. (“StepStone Investment”), StepStone Capital Partners II Onshore, L.P. (“StepStone Onshore”), StepStone Capital Partners II Cayman Holdings, L.P. (“StepStone Cayman”, and together with StepStone Investment and StepStone Onshore, the “StepStone Funds”), StepStone Co-Investment Funds GP, LLC (“StepStone Co-Investment”) and StepStone Group LLC (together with the StepStone Funds and StepStone Co-Investment, the “StepStone Entities”). Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Reporting Persons’ Schedule 13D, as amended.
As of February 2, 2011, the StepStone Funds ceased to be the beneficial owner of any Common Shares. Consequently, the StepStone Entities no longer may be deemed to be a member of a “group” under Section 13(d) of the Act by virtue of the Voting Agreement.
Item 5. Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and supplemented as follows:
(a), (b) StepStone Co-Investment, as general partner of each of the StepStone Funds, and StepStone Group LLC, as general partner of StepStone Co-Investment and as investment advisor to each of the StepStone Funds, may be deemed to beneficially own the Common Shares held by each StepStone Fund.
As of the date of this Amendment, none of the StepStone Entities have the power to vote, direct the voting of, dispose of or direct the disposition of any Common Shares.
(c) Annex A attached hereto sets forth a summary of the transactions in the Common Shares effected by the StepStone Entities since January 5, 2011, which summary supplements the summary of transactions provided in Amendment No. 11 to the Schedule 13D, filed on January 18, 2011.
(e) On February 2, 2011, the StepStone Entities ceased to have beneficial ownership of any Common Shares. Consequently, the StepStone Entities no longer may be deemed to be a member of a “group” under Section 13(d) of the Act by virtue of the Voting Agreement.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 3, 2011

2006 CO-INVESTMENT PORTFOLIO, L.P. By: STEPSTONE CO-INVESTMENT FUNDS GP, LLC, its general partner
By:	/s/ Jose Fernandez
Name:	Jose Fernandez
Title:	Managing Director

STEPSTONE CAPITAL PARTNERS II ONSHORE, L.P. By: STEPSTONE CO-INVESTMENT FUNDS GP, LLC, its general partner
By:	/s/ Jose Fernandez
Name:	Jose Fernandez
Title:	Managing Director

STEPSTONE CAPITAL PARTNERS II CAYMAN HOLDINGS, L.P. By: STEPSTONE CO-INVESTMENT FUNDS GP, LLC, its general partner
By:	/s/ Jose Fernandez
Name:	Jose Fernandez
Title:	Managing Director

STEPSTONE CO-INVESTMENT FUNDS GP, LLC
By:	/s/ Jose Fernandez
Name:	Jose Fernandez
Title:	Managing Director

STEPSTONE GROUP LLC
By:	/s/ Jose Fernandez
Name:	Jose Fernandez
Title:	Managing Director

ANNEX A
Set forth below is a list of open market transactions in shares of the Issuer’s Common Stock which have been effected by the StepStone Entities in the past 60 days.

Trade Date	Entity	Purchase or Sale	Quantity	Price
2/1/11	StepStone Investment	Sale	93.347	$27.6767
2/1/11	StepStone Onshore	Sale	47,339	$27.6767
2/1/11	StepStone Cayman	Sale	59,314	$27.6767
2/2/11	StepStone Investment	Sale	100,029	$29.00
2/2/11	StepStone Onshore	Sale	50,727	$29.00
2/2/11	StepStone Cayman	Sale	63,559	$29.00